UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

NEW ENGLAND REALTY ASSOCIATES LIMITED PARTNERSHIP

(Name of Issuer)

Depositary Receipts

(Title of Class of Securities)

644206104

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

Three River Road

Greenwich, CT 06807

(203) 869-9191

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 644206104	13D/A	Page 2 of 8 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER —0—
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER —0—
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON —0—
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

*	All percentage ownership reported in this Schedule 13D is based on 1,314,666 Depositary Receipts outstanding as of September 30, 2007 and 5,682 units of Class A limited partnership interests (“Class A Units”) outstanding as of September 30, 2007, as reported by the Issuer (as defined below) in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007, as filed with the Securities and Exchange Commission on November 8, 2007 (the “Form 10-Q”). For purposes of calculating percentage ownership in this Schedule 13D, all Depositary Receipts have been treated on an as-converted basis, where each Class A Unit is exchangeable for 10 Depositary Receipts.

CUSIP No. 644206104	13D/A	Page 3 of 8 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER —0—
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER —0—
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON —0—
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 644206104	13D/A	Page 4 of 8 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER —0—
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER —0—
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON —0—
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 644206104	13D/A	Page 5 of 8 pages

This Amendment No. 4 (the “Amendment”) amends and supplements the Schedule 13D as filed on October 31, 2006 and amended on January 4, 2007, June 20, 2007 and January 4, 2008 (the “Schedule 13D”), with respect to depository receipts (the “Depository Receipts”), of New England Realty Associates Limited Partnership (the “Issuer”). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Persons to acquire the Depositary Receipts was $0.00. Each of the Funds used its own assets to purchase such Depositary Receipts, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd., Mercury Special Situations Leveraged Fund LP, Mercury Global Alpha Fund LP and Mercury Global Alpha Offshore Fund, Ltd. owned beneficially 0; 0; 0; 0; and 0 Depository Receipts, respectively, representing approximately 0%; 0%; 0%; 0%; and 0%, respectively, of the Depository Receipts of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Advisors, in its capacity as investment advisor of the Funds, may be deemed to be the beneficial owner of 0 Depositary Receipts, constituting 0% of the 1,371,486 Depositary Receipts of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. Jarvis, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 0 Depositary Receipts, constituting 0% of the 1,371,486 Depositary Receipts of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. MacLean, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 0 Depositary Receipts, constituting 0% of the 1,371,486 Depositary Receipts of the Issuer outstanding as reported in publicly available information.

(c) Information with respect to all transactions in the Depositary Receipts beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Exhibit C attached hereto and incorporated herein by reference.

(d) Not applicable.

(e) On January 18, 2008, the Reporting Persons ceased to be the beneficial owners of more than five percent of the class of securities.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Letter to the Board of Directors of the General Partner of New England Realty Associates Limited Partnership, dated October 30, 2006*

Exhibit B	Press Release, dated October 30, 2006*

Exhibit C	Schedule of Transactions in Depositary Receipts of the Issuer

Exhibit D	Joint Filing Agreement*

*	Previously filed with the Schedule 13D on October 31, 2006

CUSIP No. 644206104	13D/A	Page 6 of 8 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: January 24, 2008	MERCURY REAL ESTATE ADVISORS LLC

/s/ MALCOLM F. MACLEAN IV Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ MALCOLM F. MACLEAN IV Signature

/s/ DAVID R. JARVIS Signature

CUSIP No. 644206104	13D/A	Page 7 of 8 pages

EXHIBIT INDEX

Exhibit A	Letter to the Board of Directors of the General Partner of New England Realty Associates Limited Partnership, dated October 30, 2006*

Exhibit B	Press Release, dated October 30, 2006*

Exhibit C	Schedule of Transactions in Depositary Receipts of the Issuer

Exhibit D	Joint Filing Agreement*

*	Previously filed with the Schedule 13D on October 31, 2006

CUSIP No. 644206104	13D/A	Page 8 of 8 pages

Exhibit C

Schedule of Transactions in Depositary Receipts of the Issuer

During the Past 60 Days

Silvercreek SAV LLC

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share($)(2)
12/28/2007	(200.00)	$69.96
12/28/2007	(8,400.00)	$67.52
12/31/2007	(4,400.00)	$65.85
12/31/2007	(14,171.00)	$65.85
01/11/2008	310.00	$70.00
01/11/2008	21,516.00	$70.44
01/11/2008	200.00	$70.51
01/11/2008	300.00	$70.01
01/11/2008	300.00	$70.01
01/18/2008	(22,626.00)	$75.50

Mercury Special Situations Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share($)(2)
11/20/2007	(3,200.00)	$74.43
11/26/2007	(2,008.00)	$73.87
11/27/2007	(1,765.00)	$73.72
12/05/2007	2,962.00	$72.33
01/18/2008	(2,962.00)	$75.50

Mercury Special Situations Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share($)(2)
11/19/2007	(1,900.00)	$76.91
11/26/2007	(1,292.00)	$73.87
11/27/2007	(1,135.00)	$73.72
11/30/2007	200.00	$74.26
11/30/2007	(900.00)	$72.44
12/03/2007	(300.00)	$72.74
12/04/2007	(400.00)	$72.87
12/05/2007	798.00	$72.33
12/06/2007	(100.00)	$72.49
12/07/2007	(300.00)	$72.49
12/18/2007	(1,200.00)	$72.95
01/02/2008	(900.00)	$68.64
01/11/2008	(35,000.00)	$70.42
01/18/2008	(8,528.00)	$75.50

Mercury Global Alpha Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share($)(2)
11/27/2007	1,864.00	$73.29
12/19/2007	(200.00)	$71.99
01/08/2008	(2,600.00)	$70.39
01/18/2008	(23,899.00)	$75.50

Mercury Global Alpha Offshore Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share($)(2)
11/26/2007	100.00	$73.91
11/27/2007	3,136.00	$73.29
12/05/2007	(1,300.00)	$72.84
12/17/2007	(100.00)	$72.99
01/18/2008	(4,571.00)	$75.50

Mercury Special Situations Leveraged Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share($)(2)
12/06/2007	100.00	$72.01
12/27/2007	100.00	$70.51
12/31/2007	100.00	$67.76
12/31/2007	14,171.00	$65.91
01/10/2008	700.00	$69.44
01/11/2008	690.00	$70.00
01/11/2008	300.00	$70.51
01/11/2008	700.00	$70.01
01/11/2008	700.00	$70.01
01/11/2008	13,484.00	$70.44
01/14/2008	700.00	$70.80
01/18/2008	(50,932.00)	$75.50

(1)	All purchases/sales were effected through open market or privately negotiated transactions.
(2)	Inclusive of brokerage commissions.